UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

BODY CENTRAL CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09689U102
(CUSIP Number)

with copies to:
Justin Evans	Scott H. Moss, Esq.
Blackwood Capital Management, LLC	Lowenstein Sandler LLP
4 Hemlock Terrace	1251 Avenue of the Americas, 17th Floor
Kinnelon, NJ 07405	New York, NY 10020
(973) 291-6979	(646) 414-6874

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 09689U102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Blackwood Capital Management, LLC 46-5021561

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Jersey

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	900,000*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10.	Shared Dispositive Power:	900,000*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 900,000*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.		Percent of Class Represented by Amount in Row (11): 5.4%*

14.		Type of Reporting Person (See Instructions): OO

*   Beneficial ownership percentage is based upon 16,615,513 shares of common stock, $0.001 par value per share (“Common Stock”), of Body Central Corp., a Delaware corporation (the “Company”), deemed issued and outstanding as of April 7, 2014 (the “Filing Date”), based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2013, filed with the Securities and Exchange Commission on March 27, 2014.  As of the Filing Date, Blackwood Capital Management, LLC, a New Jersey limited liability company (“Blackwood”), possesses the power to vote and the power to direct the disposition of 900,000 shares of Common Stock of the Company held by one or more managed accounts (the “Accounts”).  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Blackwood is deemed to beneficially own 900,000 shares of Common Stock, or 5.4% of the shares of Common Stock deemed to be issued and outstanding as of the Filing Date.

Cusip No. 09689U102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Justin Evans

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New Jersey
Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	900,000*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10.	Shared Dispositive Power:	900,000*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 900,000*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.		Percent of Class Represented by Amount in Row (11): 5.4%*

14.		Type of Reporting Person (See Instructions): IN

*  Justin Evans, as the managing member of Blackwood, possesses the power to vote and the power to direct the disposition of all securities of the Company held by the Accounts.

As of Filing Date, the Accounts held 900,000 shares of Common Stock of the Company.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Evans is deemed to beneficially own 900,000 shares of Common Stock, or 5.4% of the shares of Common Stock of the Company deemed issued and outstanding as of the Filing Date.  The foregoing beneficial ownership percentage is based upon 16,615,513 shares of Common Stock of the Company deemed issued and outstanding as of the Filing Date, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2013, filed with the Securities and Exchange Commission on March 27, 2014.

Item 1.   Security and Issuer

       This report on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Body Central Corp., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 6225 Powers Avenue, Jacksonville, Florida 32217.

Item 2.   Identity and Background

       (a)           This Schedule 13D is being jointly filed by (i) Blackwood Capital Management, LLC, a New Jersey limited liability company (“Blackwood”), which holds the voting and dispositive power over the securities of the Company held by one or more managed accounts (the “Accounts”), and (ii) Justin Evans (“Mr. Evans” and, together with Blackwood, the “Reporting Persons”), as the managing member of Blackwood.

       Neither Blackwood nor Mr. Evans have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (b)           The address of the principal business office of each of the Reporting Persons is 4 Hemlock Terrace, Kinnelon, NJ 07405.

       (c)           The principal business of Blackwood is to manage one or more Accounts.  The principal business of Mr. Evans is to serve as the managing member of Blackwood and to manage the Accounts, which buy, sell and hold securities for investment purposes.

       (d)           During the last five years, neither Mr. Evans nor Blackwood have been convicted in a criminal proceeding.

       (e)           During the last five years, neither Mr. Evans nor Blackwood have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)           Blackwood is a limited liability company organized under the laws of New Jersey. Mr. Evans is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

       All of the funds used in making the purchases of the shares of Common Stock of the Company described in this Schedule 13D came from the assets of the Accounts.  The aggregate amount of funds used to make the purchases of the shares of Common Stock of the Company described in this Schedule 13D was $1,953,754.74.

Item 4.   Purpose of Transaction

       The Reporting Persons have had discussions with the Company’s management regarding certain financial and operational issues. The Reporting Persons intend to continue these discussions with the Company's management and board of directors, and other shareholders, concerning the strategic direction of the Company.

       The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company  or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Except as set forth herein, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

       As of April 7, 2014 (the “Filing Date”), Blackwood possesses the power to vote and the power to direct the disposition of 900,000 shares of Common Stock of the Company held by the Accounts.  Justin Evans, as the managing member of Blackwood, possesses the power to vote and the power to direct the disposition of all securities of the Company held by the Accounts.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons are deemed to beneficially own, in the aggregate, 5.4% of the shares of Common Stock of the Company deemed issued and outstanding as of the Filing Date.  The foregoing beneficial ownership percentage is based upon 16,615,513 shares of Common Stock of the Company deemed issued and outstanding as the Filing Date, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2013, filed with the Securities and Exchange Commission on March 27, 2014.

       During the period commencing sixty (60) days prior to April 2, 2014, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date, the Accounts purchased and sold, by ordinary open-market transactions, the following securities of the Company:

Date	Buy	Sell	Weighted Avg. Price (“WAP”)	Total, including commissions	WAP Price Ranges
2/7/2014	25,000		$3.173	$79,431.35	$3.1499 to $3.19
2/10/2014	37,400		$3.162	$118,406.51	$3.1299 to $3.20
2/11/2014	600		$3.130	$1,887.99	N/A
2/12/2014	5,400		$3.011	$16,297.50	$2.995 to $3.13
3/14/2014	85,000		$2.202	$187,524.14	$2.19 to $2.21
3/17/2014	3,900		$2.180	$8,531.97	N/A
3/25/2014	125,000		$1.465	$183,679.48	$1.25 to $1.65
3/27/2014	6,000		$0.932	$5,617.65	$0.8901 to $1.01
3/27/2014		5,000	$0.939	$4,718.48	$0.90 to $1.02
3/28/2014	59,761		$1.047	$62,887.21	$1.04 to $1.05
3/31/2014	176,939		$1.056	$187,629.36	$1.03 to $1.08
4/1/2014	208,300		$1.155	$241,150.98	$1.08 to $1.20
4/2/2014	29,201		$1.119	$32,709.33	$1.10 to $1.12
4/3/2014	15,799		$1.120	$17,704.87	N/A

If so requested by the Securities and Exchange Commission staff, the Reporting Persons undertake to provide the staff with full information regarding the number of shares of Common Stock of the Company purchased and sold and the separate price of such purchases and sales.

Other than the purchases and sales set forth above, there were no transactions in shares of Common Stock of the Company (or securities convertible into, exercisable for or exchangeable for shares of Common Stock of the Company) by the Reporting Persons, or any other person or entity controlled by the Reporting Persons, or any person or entity for which the Reporting Persons possess voting or investment control, during the period commencing sixty (60) days prior to April 2, 2014, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between or among the Reporting Persons, or any other person or entity controlled by the Reporting Persons, or any person or entity for which the Reporting Persons possess voting or investment control, and any other person or entity.

Item 7.   Material to be Filed as Exhibits

       The following exhibits are incorporated into this Schedule 13D:

Exhibit 1
Joint Filing Agreement, dated April 7, 2014, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2014
BLACKWOOD CAPITAL MANAGEMENT, LLC

By:	/s/ Justin Evans
Name: Justin Evans
Title: Managing Member

/s/ Justin Evans
Name: Justin Evans

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

       This Agreement will confirm the agreement by and between the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.001 per share, of Body Central Corp. is being filed, and all amendments thereto will be filed, on behalf of each person and entity named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 7, 2014

BLACKWOOD CAPITAL MANAGEMENT, LLC

By:	/s/ Justin Evans
Name: Justin Evans
Title: Managing Member

/s/ Justin Evans
Name: Justin Evans